February 6, 2012

Filed VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

Division of Corporate Finance

Att: Ramin Olson or Lilyanna Peyser, Staff Attorneys

Dear Mr. Olson or Ms. Peyser:

Re: Lion Lam Diamond Inc.,

Amendment No.8 to Registration Statement on Form S-1

Filed December 13, 2011, File No: 333-172112

Pursuant to Rule8-08 of Regulation S-X, we are required to provided our updated financial statements. Please see our amendment No.9 with updated financials and auditor's consent.

If you have further questions, please contact our attorney at: Idris Ayeni, Esq.,

2700 Woodland Park Drive #415

Houston, Texas 77082

Tel: (832) 463-0518 Fax: (832) 504-9574

Thank you for your attention.

Lion Lam Diamond Inc,

/s/ David Lam

CEO/CFO